2/27/07



SECURI[illegible] 07002971 [illegible]ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greystone Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1239 Father Capodanno Blvd.
(No. and Street)

Staten Island (City), NY (State) 10306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Ambroso 917-848-8710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ramon Arrendell, CPA
(Name – *if individual, state last, first, middle name*)

356 South 4th Street (Address), Brooklyn (City), NY (State) 11211 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/22

OATH OR AFFIRMATION

I, Joseph R. Ambroso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greystone Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN D. OPPENHEIM
Notary Public, State of New York
No. 01OP6076892
Qualified in Kings County
Commission Expires July 1, 2010

[signature]
Signature

President 2/23/07
Title

[signature]
Notary Public February 23, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREYSTONE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2006

Stockholders' Equity – January 1, 2006	$17,785
Net Income for the year ended December 31, 2006	4,701
Stockholders' Equity – December 31, 2006	$22,486

GREYSTONE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL (RULE 15c 3-3)
AND RELATED RECONCILIATION
DECEMBER 31, 2006

Ownership equity per audited financial statement	$22,486
Non-Allowable assets	(2,832)
Net Capital before haircuts	19,654
Haircuts	- 0 -
Net Capital	$19,654

Reconciliation of material differences:

Net capital per above computation	$19,654
Net capital per focus report filed	19,654
Difference	$ - 0 -

RAMON ARRENDELL, CPA
356 SOUTH 4TH STREET
BROOKLYN, NY 11211

To the Shareholders of
Greystone Securities, Inc.

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements of Greystone Securities, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,



Ramon Arrendell
Certified Public Accountant

Brooklyn, New York
February 21, 2007


SEC MAIL
RECEIVED
FEB 27 2007
WASH, D.C.

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

TOGETHER WITH INDEPENDENT

AUDITOR'S REPORT

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL REPORTS

RAMON ARRENDELL, CPA
356 SOUTH 4TH STREET
BROOKLYN, NY 11211
718-218-8155

To the Board of Directors
Greystone Securities, Inc.
1239 Father Capodanno Blvd.
Staten Island, New York 10306

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Greystone Securities, Inc. as of December 31, 2006, and the related statement of changes in stockholders' equity, income and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We examined and reviewed in accordance with our interpretation of the applicable Securities and Exchange Commission rules and regulations, the computation of the ratio of aggregate indebtedness to net capital at the audit date and the procedures followed in making computations required under the provisions of Rule 17-a3 (a) (11).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greystone Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental reports are presented for the purpose of additional analysis and is not required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Ramon Arrendell
Certified Public Accountant

Brooklyn, New York
February 21, 2007

GREYSTONE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current Assets:		
Cash	$21,000	
Accounts Receivable	1,108	
Prepaid Expenses	1,675	
On Deposit with CRD	48	
Total Current Assets		$23,832
Organizational costs	$544	
Less accumulated amortization	544	
		0
Total Assets		$23,832

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued Expenses	$500	
Accrued Income Taxes	846	
Total Current Liabilities		$ 1,346
Stockholders' Equity		
Common stock: No par value: 1,500 shares authorized, issued and outstanding	$16,000	
Capital in excess of par value	3,000	
Retained Earnings	3,486	
Total Stockholders' Equity		22,486
Total Liabilities and Stockholders' Equity		$23,832

See auditor's report and accompanying notes.

GREYSTONE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2006

	COMMON STOCK	CAPITAL IN EXCESS OF PAR VALUE	RETAINED EARNINGS	TOTAL
Balance at beginning of year	$16,000	3,000	(1,215)	$17,785
Additional Capital Contribution	-	-	-	-
Net Income	-	-	4,701	4,701
Balance at end of year	$16,000	3,000	3,486	$22,486

See auditor's report and accompanying notes.

GREYSTONE SECURITIES, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2006

Income:		
Commissions and Service Income	$8,138	
Total Income		$8,138
Operating Expenses:		
Regulatory Licenses and Fees	2,085	
State & Local Corporate Taxes	846	
Professional Fees	500	
Office Supplies and Expenses	6	
Total Operating Expenses		3,437
Income from Operations		4,701
Accumulated deficit – January 1, 2006		(1,215)
Retained Earnings – December 31, 2006		$ 3,486

See auditor's report and accompanying notes.

GREYSTONE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income from Operations	$ 4,701
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in:	
Accounts Receivable	329
Decrease in:	
Accrued Expenses	(775)
Net Cash provided by Operating Activities	4,255
Cash at January 1, 2006	16,745
Cash at December 31, 2006	$21,000

Cash paid during the year for interest	$ - 0 -
Income Taxes paid for the year	$660

See auditor's report and accompanying notes

GREYSTONE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - Organization:

Greystone Securities, Inc. herein referred to as "the Company" was organized under the Business Corporation Law of the State of Delaware on July 22, 1998. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company conducts a limited securities business as a mutual fund retailer on a subscription basis only. The Company derives commissions & fees from the sale of these products and generally pays a commission to its registered representatives for the sale of these products.

NOTE 2 – Summary of Significant Accounting Policies:

Basis of Accounting - The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized in the period in which they become due. Expenses are recognized in the period in which the related liability is incurred.

Cash - Includes demand deposits held at banks.

Security Transactions - Security transactions are recorded in the account of the Company on the settlement date.

Organizational Costs - Expenditures for organizational costs are capitalized in the accounts of the Company at cost. These costs are being amortized over a 5 (five) year period in accordance with Internal Revenue Service Guidelines.

Repairs and Maintenance - Expenditures for maintenance and repairs are charged to expense at the time such expenditures are incurred.

Cash Flows - For purpose of the statement of cash flows, the Company considers all highly liquid accounts with an original maturity of three months or less to be cash equivalents.

NOTE 3 - Income Taxes:

The Company has elected for Federal and State income tax purposes to be taxed as an S corporation. As such, the Company presently is subject only to State and Local minimum franchise taxes and accordingly, a provision for such taxes has been made in the financial statements.

NOTE 4 - Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the net capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding 15 times its "net capital" as those terms are defined. On December 31, 2006, the aggregate indebtedness and net capital of the Company were $1,346 and $19,654, respectively. The required minimum net capital for this same date was $5,000 and the amount of excess capital was $14,654.

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENT

SUPPLEMENTAL REPORT

DECEMBER 31, 2006

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENT SUPPLEMENTAL REPORT

DECEMBER 31, 2006

TABLE OF CONTENTS

END